UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Nu Skin Enterprises, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

67018T-10-5
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSON(S). I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY).
Blake M. Roney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Blake M. Roney: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
Blake M. Roney: 4,010,105.5**SEE ITEM 4
	6	SHARED VOTING POWER
Blake M. Roney: 4,076,902.5**SEE ITEM 4
	7	SOLE DISPOSITIVE POWER
Blake M. Roney: 4,010,105.5**SEE ITEM 4
	8	SHARED DISPOSITIVE POWER
Blake M. Roney: 4,076,902.5**SEE ITEM 4
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Blake M. Roney: 8.087,008**SEE ITEM 4
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Blake M. Roney: 12.9%**SEE ITEM 4
12	TYPE OF REPORTING PERSON(S) (SEE INSTRUCTIONS)
Blake M. Roney: IN

1	NAMES OF REPORTING PERSON(S). I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY).
Nancy L. Roney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nancy L. Roney: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
Nancy L. Roney: 3,951,457.5**SEE ITEM 4
	6	SHARED VOTING POWER
Nancy L. Roney: 125,445**SEE ITEM 4
	7	SOLE DISPOSITIVE POWER
Nancy L. Roney: 3,951,457.5**SEE ITEM 4
	8	SHARED DISPOSITIVE POWER
Nancy L. Roney: 125,445**SEE ITEM 4
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Nancy L. Roney: 4,076,902.5**SEE ITEM 4
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Nancy L. Roney: 6.5%**SEE ITEM 4
12	TYPE OF REPORTING PERSON(S) (SEE INSTRUCTIONS)
Nancy L. Roney: IN

Item 1                    (a)           Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the “Issuer”).

(b)           Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2                    (a)            Name of Person Filing:

This report is being filed by Blake M. Roney and Nancy L. Roney (referred to individually by name and referred to collectively as the “Reporting Persons”).

(b)           Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons’ principal business office is 75 West Center Street, Provo, Utah 84601.

(c)           Citizenship:

The Reporting Persons are both citizens of the United States of America.

(d)           Title of Class of Securities:

This report covers the Issuer’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”).

(e)           CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3                     Not applicable.

Item 4                    Ownership.

Blake M. Roney:

(a)
Blake M. Roney beneficially owns or may be deemed to beneficially own 8,087,008 shares of Class A Common Stock. 7,902,915 shares of Class A Common Stock are held by BMR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons.  Blake M. Roney is a co- manager of the limited liability company and has the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by him.  His spouse is also a co-manager and has the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by her. The filing of the above statement shall not be construed as an admission that Blake M. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 8,087,008 shares of Common Stock referenced above: 39,566 shares of Class A Common Stock held indirectly as the sole trustee of The B and D Roney Trust; 19,082 shares of Class A Common Stock held indirectly as the sole trustee of The S and K Lund Trust; and 125,445 shares held indirectly as co-trustee of The One Foundation.

(b)
Blake M. Roney beneficially owns or may be deemed to beneficially own 8,087,008 shares of Class A Common Stock which would constitute 12.9% of the number of shares of then outstanding Class A Common Stock.

(c)	(i) Blake M. Roney has sole power to vote or direct the vote of 4,010,105.5 shares of Class A Common Stock as follows: 3,951,457.5 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 58,648 shares of Class A Common Stock held indirectly as the sole trustee of two trusts, The B and D Roney Trust and The S and K Lund Trust.

(ii) Because of his position and relationship to his wife, Nancy L. Roney, Blake M. Roney may be deemed to have shared power to vote or direct the vote of 3,951,457.5 shares of Class A Common Stock held indirectly by Nancy L. Roney as a co-manager of BMR NS-Holdings, LLC, with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company. Blake M. Roney shares the power to vote or direct the vote of 125,445 shares of Class A Common Stock held indirectly as co-trustee of The One Foundation.

(iii) Blake M. Roney has sole power to dispose or direct the disposition of 4,010,105.5 5 shares of Class A Common Stock as follows: 3,951,457.5 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which he has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company; and 58,648 shares of Class A Common Stock held indirectly as the sole trustee of two trusts, The B and D Roney Trust and The S and K Lund Trust.

(iv) Because of his position and relationship to Nancy L. Roney, Blake M. Roney may be deemed to have shared power to dispose or direct the disposition of 3,951,457.5 shares of Class A Common Stock held indirectly by Nancy L. Roney as a co-manager of BMR NS-Holdings, LLC, with respect to which she has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company. Blake M. Roney shares the power to dispose or direct the disposition of 125,445 shares of Class A Common Stock held indirectly as co-trustee of The One Foundation.

Nancy L. Roney:

(a)
Nancy L. Roney beneficially owns or may be deemed to beneficially own 4,076,902.5shares of Class A Common Stock. 7,902,915 shares of Class A Common Stock are held by BMR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons.  The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by such reporting person.  The filing of the above statement shall not be construed as an admission that Nancy L. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the4,076,902.5 shares of Common Stock referenced above: 125,445 shares held indirectly as co-trustee of The One Foundation.

(b)
Nancy L. Roney beneficially owns or may be deemed to beneficially own 4,076,902.5 shares of Class A Common Stock which would constitute 6.5% of the number of shares of then outstanding Class A Common Stock.

(c)	(i) Nancy L. Roney has sole power to vote or direct the vote of 3,951,457.5 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(ii) Nancy L. Roney shares the power to vote or direct the vote of 125,445 shares of Class A Common Stock held indirectly as co-trustee of The One Foundation.

(iii) Nancy L. Roney has sole power to dispose or direct the disposition of 3,951,457.5 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which she has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company

(iv) Nancy L. Roney shares the power to dispose or direct the disposition of 125,445 shares of Class A Common Stock held indirectly as co-trustee of The One Foundation.

Item 5                      Ownership of Five Percent or Less of a Class

 Not applicable.

Item 6                      Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8                      Identification and classification of Members of the Group.

  Not applicable.

Item 9                      Notice of Dissolution of Group.

  Not applicable.

Item 10                    Certification.

  Not applicable.

SIGNATURES

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Blake M. Roney
By: Blake M. Roney
Dated: February 12, 2010

/s/ By: Nancy L. Roney
By: Nancy L. Roney
Dated: February 12, 2010